Catalyst Partners Acquisition Corp.
20 University Road, Fourth Floor
Cambridge, MA 02138

January 11, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attention: Victor Rivera Melendez, Jeffrey Gabor

RE:	Catalyst Partners Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed December 21, 2022 File No. 001-40419

Ladies and Gentlemen:

This letter sets forth the responses of Catalyst Partners Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 28, 2023, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on December 21, 2022, File No. 001-40419 (the “Proxy Statement”).

Set forth below is the Company’s response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Proxy Statement. For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Securities and Exchange Commission
January 11, 2023

Preliminary Proxy Statement on Schedule 14A filed December 21, 2022

General

1.	Staff’s Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully advises the Staff that the Company is filing its definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”) to seek an amendment to its Memorandum and Articles of Association to accelerate to January 31, 2023 the date by which the Company must cease all operations because it is unlikely that the Company will be able to complete a business combination by May 20, 2023, the Original Termination Date. The Company has included in the Definitive Proxy Statement a statement that, as a result of the liquidation process, all investors will lose the potential investment in a target company, any price appreciation in the combined company and all Public Warrants and Private Placement Warrants (each as defined in the Definitive Proxy Statement) will expire worthless. Moreover, the Company’s Sponsor, Catalyst Partners Foundation, is not controlled by, nor does it have substantial ties with, a non-U.S. person. Accordingly, even if the Company is unable to accelerate its Original Termination Date, the Company does not intend to make any additional disclosures in future filings.

* * * * *

Securities and Exchange Commission
January 11, 2023

We respectfully request the Staff’s assistance in completing the review of the Proxy Statement as soon as possible. Please contact Matthew Turner of Kirkland & Ellis LLP at (713) 836-3540 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Catalyst Partners Acquisition Corp.

By:	/s/ Paul Fielding
Name: Paul Fielding
Title: Chief Operating Officer

Via E-mail:

cc:	Paul Fielding

Christian Nagler

Cephas Sekhar

Matthew D. Turner